Exhibit 99.1



                              FOR IMMEDIATE RELEASE


Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

   ELAN RECEIVES FDA APPROVAL FOR PRIALT(R) (ZICONOTIDE INTRATHECAL INFUSION)
                            FOR SEVERE CHRONIC PAIN

               Novel Non-Narcotic Treatment Based on Marine Snail
                          Peptide Blocks Pain Signals

       PRIALT is Approved for use only in the Medtronic SynchroMed(R) EL,
        SynchroMed(R) II Infusion System and Simms Deltec Cadd Micro(R)
                   External Microinfusion Device and Catheter

               Approval Based on Results From Three Pivotal Trials


DUBLIN, Ireland - December 28, 2004 - Elan Corporation, plc today announced that the U.S. Food and Drug Administration (FDA) has approved PRIALT(R) (ziconotide intrathecal infusion) for the management of severe chronic pain in patients for whom intrathecal (IT) therapy is warranted, and who are intolerant of or refractory to other treatment, such as systemic analgesics, adjunctive therapies or IT morphine. FDA approval of PRIALT was based on the treatment of more than 1,200 patients and three Phase III clinical trials, which evaluated the efficacy and safety of IT PRIALT in patients with severe chronic pain that was not adequately managed despite a regimen of systemic and/or IT analgesic and other drugs.

"PRIALT is an innovative new treatment and an important therapeutic advance for patients who suffer from severe chronic pain," said Lars Ekman, MD, PhD, executive vice president and president, Research and Development, Elan. "The first new IT analgesic approved in more than two decades, PRIALT offers an important new option for physicians and patients, based on one of the largest and most comprehensive IT analgesic safety databases available."


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PRIALT, developed by scientists at Elan, is in a class of non-opioid analgesics known as N-type calcium channel blockers. PRIALT is the synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that PRIALT's novel mechanism of action works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals.

"Taken together, the findings from the PRIALT clinical trials are conclusive evidence that this therapy represents a significant treatment option for patients who do not have adequate pain relief from other therapies," said Mark Wallace, MD, Associate Professor of Clinical Anesthesiology, Department of Anesthesiology, University of California San Diego; Director, Center for Pain and Palliative Medicine; and an investigator for PRIALT pivotal studies. "The extensive body of research that we now have on PRIALT demonstrates that we can provide significant relief for patients suffering from severe chronic pain that warrants intrathecal therapy. Furthermore, PRIALT is not associated with the risk of addiction."

PRIALT is expected to be available to physicians and patients in the United States in late January. Pricing will be published at that time.

The approval of PRIALT was based on three independent pivotal trials, which successfully used the VASPI as the primary endpoint in each study.

"Chronic pain is one of the great hidden health crises of our time, made all the more urgent by the fact that treatment has long been limited mainly to opioid medications that may be inadequate or inappropriate for many patients," said Mary Pat Aardrup, executive director, National Pain Foundation. "The approval of PRIALT is part of a new chapter in the management of severe chronic pain that warrants IT therapy. Patients and physicians across the country will be encouraged by the approval of this promising new treatment option."


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Results of the PRIALT Slow-Titration Pivotal Trial

The most recent Phase III trial was conducted in response to the FDA's approvable letter in 2001, which requested additional data using lower doses and a slower titration. This randomized double-blind, placebo-controlled study was conducted at 39 sites in the U.S. 220 adults with opioid-resistant, severe chronic pain were enrolled into this study for up to nine weeks. Most of the patients had neuropathic pain. All patients had programmable IT infusion systems and were randomized to receive IT PRIALT (n=112) or placebo (n=108). At baseline, the mean Visual Analog Scale of Pain Intensity (VASPI) score, the most commonly used pain assessment scale for clinical trials, for both placebo and PRIALT groups was 80.7 mm. (VASPI score of 0 mm = no pain; 100 mm = worst possible pain). Treatment was initiated at 2.4 mcg/day (0.1 mcg/hour) and was increased by <=2.4 mcg/day (<=0.1 mcg/hour), no more than two to three times a week for three weeks.

The primary efficacy measure was mean percent change in the VASPI score at week three, which showed statistically significant improvement in patients receiving PRIALT vs. placebo (p=0.036). Improvement in VASPI score was seen as early as week one. The mean dose at week three was 6.9 mcg/day (0.29 mcg/hour). The majority of secondary efficacy endpoints also showed statistically significant improvement in patients receiving PRIALT.

The majority of adverse events were mild or moderate. The four most frequently reported adverse events in this clinical trial were dizziness, ataxia (unsteady walking), confusion, and abnormal gait (difficulty walking). Study discontinuation amongst the PRIALT group due to adverse events was comparable with that for placebo (5.4 percent and 4.6 percent, respectively).

The data from this study will be presented at a major scientific pain meeting next year.

Previous PRIALT Pivotal Trials

In two other Phase III clinical trials, IT-administered PRIALT was found to significantly reduce severe chronic pain in a variety of opioid-resistant patient populations with neuropathic pain and


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pain related to cancer and AIDS. The results of the first fast-titration study were published earlier this year in the Journal of the American Medical Association (January 7, 2004, Vol. 291, No. 1).

PRIALT Safety

PRIALT has been evaluated as an IT infusion in more that 1,200 patients participating in chronic pain trials. The longest treatment duration to date is more than seven years. Severe psychiatric symptoms and neurological impairment may occur during treatment with PRIALT. Patients with a pre-existing history of psychosis should not be treated with PRIALT. All patients should be monitored frequently for evidence of cognitive impairment, hallucinations, or changes in mood or consciousness. PRIALT therapy can be interrupted or discontinued abruptly without evidence of withdrawal effects in the event of serious neurological or psychiatric signs or symptoms.

The four most frequently reported adverse events associated with PRIALT were dizziness, nausea, confusion, and headache. When PRIALT was used with an external pump, there was a higher incidence of meningitis.

About PRIALT

PRIALT, developed by scientists at Elan, is the synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. PRIALT is administered through appropriate programmable microinfusion pumps that can be implanted or external, and which release the drug into the fluid surrounding the spinal cord. Elan filed a Marketing Authorisation Application for PRIALT with European regulatory authorities in May 2003 and received a positive recommendation from the European Committee for Medicinal Products for Human Use in November 2004. A final decision by European regulators is expected in the first quarter of 2005.

Information about PRIALT, including prescribing information and comprehensive support services, is available through a toll-free number, 1-888-PRIALT-1, and at www.PRIALT.com.


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About Severe Chronic Pain

Severe chronic pain is defined as pain lasting longer than six months and has multiple causes, such as failed back surgery, injury, accident, cancer, AIDS, and other nervous system disorders.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases, and severe pain. Elan's (NYSE:ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Safe Harbor/Forward Looking Statements

This news release contains forward-looking statements by Elan that involve risks and uncertainties and reflect Elan's judgment as of the date of this release. Actual events or results may differ from Elan's expectations. For example, Prialt may not prove to be an important new option or a significant treatment option or an important therapeutic advance, Prialt may not be available to physicians and patients in the US in January, and European regulators may not grant final marketing approval for Prialt or may not do so in the time frame or on the terms anticipated by Elan. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the year ended December 31, 2004, as amended, and in Elan's Reports of Foreign Issuer on Form 6-K with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SynchoMed(R) is the registered trademark of Medtronic, Inc.
Cadd Micro(R) is the registered trademark of Ardus Medical, Inc.

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